12010431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
RECEIVED
FEB 29 2012
WASH., DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Teneo Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Lexington Avenue, 55th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - if individual, state last, first, middle name)

500 Boylston Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Teneo Securities LLC f/k/a Verapoint Securities LLC
(A wholly owned subsidiary of Teneo Capital LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to Teneo Securities LLC f/k/a Verapoint Securities LLC for the period ended December 31, 2011, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO and Financial and Operations Principal
Title

Subscribed and sworn
to before me

ADINA DAVYDOV
Notary Public, State of New York
No. 01DA6212094
Qualified in Queens County
Commission Expires October 5, 2013

Teneo Securities LLC f/k/a Verapoint Securities LLC
(A wholly owned subsidiary of Teneo Capital LLC)
Index
December 31, 2011

MHM
Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm

500 Boylston Street ■ Boston, MA 02116
Tel: 617.761.0600 ■ Fax: 617.761.0601 ■ www.cbiztofias.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Teneo Securities LLC f/k/a Verapoint Securities LLC

We have audited the accompanying statement of financial condition of Teneo Securities LLC f/k/a Verapoint Securities LLC (the "Company") (a wholly owned subsidiary of Teneo Capital LLC) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teneo Securities LLC f/k/a Verapoint Securities LLC as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Boston, MA
February 25, 2012

Teneo Securities LLC f/k/a Verapoint Securities LLC
(A wholly owned subsidiary of Teneo Capital LLC)

Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	180,317
Other assets		4,961
Total assets	$	185,278
Liabilities and Member's Equity		
Liabilities - accounts payable and accrued expenses	$	6,724
Member's equity		178,554
Total liabilities and member's equity	$	185,278

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Teneo Securities LLC f/k/a Verapoint Securities LLC (the "Company"), a wholly owned subsidiary of Teneo Capital LLC (the "Parent"), is a limited liability company and was formed under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

The Company was formed to act primarily as a broker or dealer selling private placements of securities and performing investment advisory services.

Verapoint Partners LLC, the original parent of the Company, sold all of its interest in the Company to Teneo Capital LLC on March 4, 2011. Upon completion of this sale, the Company changed its name from Verapoint Securities LLC to Teneo Securities LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

3. Transactions with Related Parties

The Company maintains an administrative services agreement with its Parent whereby the Parent is to provide accounting, administrative, office space, human resources and other services. During 2011, the Parent, contributed as capital, a value of $31,000 per month for these services.

The terms of this arrangement may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $173,593 which exceeded the required net capital by $73,593.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Teneo Securities LLC

f/k/a Verapoint Securities LLC
(A wholly owned subsidiary of Teneo Capital LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2011

MHM
Mayer Hoffman McCann P.C.
Tofias New England Division
An Independent CPA Firm